October 14, 2020

Celeste M. Murphy

Branch Chief

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	MONOGRAM ORTHOPAEDICS INC

Amendment 1 to Offering Statement on Form 1-A Submitted September 30, 2020

File No. 024-11305

Dear Ms. Murphy:

We acknowledge receipt of the comments in the letter dated October 9, 2020 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement of Monogram Orthopaedics, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment 1 to Offering Statement on Form 1-A filed September 30, 2020

Bonus Shares for Certain Investors, page 18

1.	We note that prior to qualification of the offering circular you plan to offer investors the opportunity to "reserve" shares via the StartEngine website. You have indicated that you view this as an indication of interest and that there will be no binding commitment for investors to ultimately purchase. Please provide your analysis of how this use of "reserve" shares complies with Rule 251(d)(1)(ii) regarding offers after the Form 1-A offering statement is filed. In addition, provide your analysis of how your actions are consistent with Section 5 of the Securities Act of 1933 to the extent you have not complied with Rules 251 and 255 of Regulation A. In your analysis, please also address whether to date you have accepted any investor money or accepted offers to buy your securities.

The Company acknowledges the Staff’s comment. Pursuant to Section 5 of the Securities Act of 1933, all offers and sales of securities must be registered with the SEC or qualify for some exemption from the registration requirements. Rule 251(d)(1)(ii) provides for such an exemption, and allows written offers and solicitations of interest to be made after an issuer’s Form 1-A Offering Statement is filed. Providing investors the opportunity to “reserve” shares being offered by the Company via the StartEngine website is a written offer and a solicitation of interest, which is permitted pursuant to Rule 251(d)(1)(ii). There is no sale being made, and no solicitation or acceptance of money or other consideration, and no commitment, binding or otherwise, is made to purchase shares when an investor “reserves” shares in this manner. The term “reserve” is essentially a marketing technique. The Company has not accepted any investor money or accepted offers to buy its Series B Preferred Stock. All communications to “reserve” shares are accompanied by disclosure informing investors on where they can access the Company’s offering circular and the appropriate legend appears clearly. Therefore, offering investors the opportunity to “reserve” shares (as described in the Offering Statement) is consistent with Section 5 of the Securities Act, and Rule 251 and Rule 255 of Regulation A.

MONOGRAM ORTHOPAEDICS INC.

October 14, 2020

Jury Trial Waiver, page 19

2.	In response to our prior comment 2, we note that you have qualified the newly added disclosure regarding the inability to waive rights under the federal securities laws by referring to "any substantive provision" of the federal securities laws and the rules and regulations promulgated thereunder. Please revise your disclosure to remove this qualification.

In response to the Staff’s comment, the Company has revised its disclosure to remove the “any substantive provision" qualification of its Jury Trial Waiver disclosure.

Use of Proceeds to Issuer, page 20

3.	We note the revisions made in response to our prior comment 4. Please further revise this section to clearly disclose an estimate of the amount you believe is required to fund the development and 510(k) pre-market submission of the Monogram total knee and robotic system.

In response to the Staff’s comment, we have revised the “Use of Proceeds” section of the Offering Statement to disclose an estimate of the amount the Company believes is required to fund the development and 510(k) pre-market submission of the Monogram total knee and robotic system.

Plan of Operations and Milestones, page 31

4.	We note you have revised your disclosure in response to our prior comment 5 and now include an estimate of when you anticipate you could receive FDA approval based on your understanding of the length of FDA review processes. Please remove these estimates, as these statements predict the outcome of the FDA review process and continue to be speculative about a timeframe outside of your control.

In response to the Staff’s comment, we have revised the disclosure in the “Plan of Operations and Milestones” subsection to response remove the Company’s estimates of when it anticipates it could receive FDA approval.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Monogram Orthopaedics, Inc. If you have additional questions or comments, please contact me at Andrewstephenson@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Benjamin Sexson

Chief Executive Officer

Monogram Orthopaedics, Inc.